U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 10-SB/A
                                (Amendment No. 4)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                              Pinnacle Foods, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


         Pennsylvania                                  23-3008972
 ------------------------------                     -------------------
(State or Other Jurisdiction of                     (I.R.S.  Employer
 Incorporation or Organization)                     Identification No.)


   980 Glasgow Street, Pottstown, PA                      19464
----------------------------------------               ----------
(Address of Principal Executive Offices)               (Zip Code)


                                 (610) 705-3620
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


     Securities to be registered under Section 12(b) of the Act:


    Title of Each Class                         Name of Each Exchange on Which
    to be so Registered                         Each Class is to be Registered

            None
    -------------------                         ------------------------------




     Securities to be registered under Section 12(g) of the Act:



                     Common Stock, Par Value $0.01 per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                      INDEX
                                                                            Page
                                                                            ----
PART I

   Item 2.  Management's Discussion and Analysis or Plan of Operation          3


PART II

   Item 2.  Legal Proceedings                                                  4
   Item 4.  Recent Sales of Unregistered Securities                            4



PART F/S Financial Statements                                                  7

                                     PART I

Item 2.   Management's Discussion and Analysis or Plan of Operation

         The discussion of the results of operation for the six months ended June 30, 2001 is hereby amended and restated in its entirety to read as follows:

         Sales for the six month period ended June 30, 2001 were $19.0 million which represented an increase of approximately $16.9 million over sales from the corresponding period of 2000. This increase was almost exclusively the result of the increase in the volume of products handled, but also partially due to a change in the mix of products sold in favor of higher priced items. As the diversity of services that the Company offers continues to grow, customers are increasing the range of products ordered as well as the quantity. The Company anticipates a continuing growth in sales throughout the remainder of 2001 and expects revenues to reach between $40 million and $45 million for the entire year. Although the Company perceives an increasing demand for its services, its existing facilities limit the revenues which can be generated from its operations. Consequently, the Company has been searching for alternative or additional production space for some time but thus far has been unsuccessful in locating appropriate facilities.

         In the six months ended June 30, 2000, the Company sold product to seven customers. Those customers in the aggregate purchased $8.2 million more of Company product in the first six months of 2001 than they did in the first six months of 2000. Sales to new customers in the comparable period of 2001 accounted for the balance of the increase in Company revenues ($8.7 million). The concentration of revenue by customer source is as follows:

                                         Percentage of Company Revenues
                                            Six Months Ended June 30
                                  ----------------------------------------------
                                         2000                     2001
                                  --------------------    ----------------------

Largest single customer                     72%                     50%

Three largest customers                     96%                     93%

These percentages are generally consistent with those of prior years. See Part I, Item 1, "Business."

         Cost of sales for the six month period ended June 30, 2001 was $18.7 million which resulted in a gross profit of approximately $0.3 million. The Company's revenues did not cover the cost of sales in the corresponding period of 2000. Operating expense for the six month period ended June 30, 2001 was $1.6 million, approximately $1.0 million larger than in the corresponding period of 2000. At the end of the first quarter, the Company moved substantially all of its Philadelphia operation to the Pottstown facility in an effort to control production costs more effectively.

         Interest expense, net for the six month period ended June 30, 2001, was $0.1 million, and the net loss for the period was approximately $1.4 million. Although the Net Loss for the six month period ended June 30, 2001 is larger than the loss for the corresponding period last year, the Company believes that moving its operations from Philadelphia will reduce future operating costs and improve the Company's net income.

                                     PART II

Item 2.  Legal Proceedings.

         The final four paragraphs of Part II, Item 2, "Legal Proceedings" are amended and restated in their entirety to read as follows:

         During 2000, the Company engaged Robert V. Matthews, a shareholder, to assist the Company in obtaining debt financing to be used for a potential expansion into New England and for working capital purposes. At the time the Agreement was signed, Mr. Matthews was also the holder of a note payable by the Company in the face amount of $0.3 million. The agreement between the Company and Mr. Matthews provided that the Company would issue 1.1 million shares of Company common stock to him on February 1, 2001. The agreement further provided that, upon the closing of debt financing in the amount of at least $9.5 million procured pursuant to the agreement, the Company would issue a second group of
1.1 million shares of Company common stock to Mr. Matthews. The Company received two offers of financing which were individually and in the aggregate substantially below the threshold amount required by the Agreement. Because these proposed transactions were inconsistent with and far less attractive than those contemplated by the Agreement, the Company rejected them. The Company terminated the agreement in accordance with its terms on April 6, 2001.

         The agreement also provided that if, prior to the completion of such debt financing and prior to the termination of the agreement, more than 30% of the Company's outstanding shares of common stock were sold in a single transaction or a series of related transactions, Mr. Matthews would be entitled to receive the second group of 1.1 million shares. The agreement further provided that if the Company sold new shares at a price of less than $2.50 per share at any time after Mr. Matthews became entitled to receive the second group of 1.1 million shares, the number of shares otherwise deliverable pursuant to the agreement would be increased in accordance with a formula that varies inversely with the sales price for such newly sold shares. Finally, the agreement granted Mr. Matthews an option to acquire, for no additional consideration, up to 2,000,000 additional shares of Company common stock if any such debt financing were forgiven by the lender(s) under specified circumstances. Because none of the contingencies described in this paragraph occurred, the Company does not believe it has liability to Mr. Matthews for any shares referred to in this paragraph.

         Moreover, the Company has asserted that it was improperly induced to enter into the agreement by statements and representations made by Mr. Matthews and disputes its obligation to deliver even the first group of 1.1 million shares of Company common stock. Mr. Matthews contests the Company's assertions and has threatened to commence litigation against the Company.

         Under the agreement with Mr. Matthews, the Company's debt to him stopped accruing interest and was required to be converted to shares of Company Common Stock at a conversion price of $1 per share. This debt was treated as converted in accordance with this agreement, but the share certificate has not been delivered to Mr. Matthews pending resolution of the dispute.

Item 4.  Recent Sales of Unregistered Securities.

         Item 4. is hereby amended and restated in its entirety to read as follows:

         The following table sets forth information about all Company securities sold for cash or property since the Company was organized in July of 1999, none of which were registered under the Securities Act of 1933:

------------------------------------------------------------------------------------------------------------------------
           Date                 Type of Securities Sold         Amount of               Price              Total Cash
           ----                 -----------------------         ---------               -----              ----------
                                                             Securities Sold                                Proceeds
                                                             ---------------                                --------
July 21, 1999 (1)            Common Stock (2)               6,000,000 shares       $0.01 per share             $60,000
November 1, 1999 (3)         Common Stock (2)               2,250,000 shares       $0.16 per share            $360,000
February 1, 2000 (4)         Common Stock (2)               640,000 shares         $1.00 per share            $640,000
May 31, 2000 (5)             Convertible Debenture (6)      $275,000                       Par                $275,000
June 29, 2000 (5)            Convertible Debenture (7)      $300,000                       Par                $300,000
June 29, 2000(5)             Convertible Debenture(8)       $100,000                       Par                $100,000
July 27, 2000 (5)            Convertible Debenture (6)      $370,240                       Par                $370,240
July 31, 2000 (9)            Common Stock (2)               140,000 shares         $0.95 per share               _____(10)
August 10, 2000 (5)          Common Stock (2)               472,000 shares         $0.75 per share            $354,000
September 20, 2000 (5)       Convertible Debenture (11)     $ 350,000                      Par                $350,000
October 5, 2000 (9)          Common Stock (2)               62,300 shares          $2.75 per share               _____(12)
October 30, 2000 (5)         Common Stock (2)               163,000 shares         $1.50 per share            $250,000
June 27, 2001 (13)           Common Stock                   13,003,494 shares      $0.45 per share          $6,000,000
------------------------------------------------------------------------------------------------------------------------

_________________
(1) Shares were sold to four founders and two early investors upon formation of the Company in an offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.
(2)  Common Stock, par value $0.01 per share.
(3) Sale made pursuant to Rule 504 promulgated under the Securities Act of 1933. Sales were made to 56 investors in accordance with the requirements of the rule.
(4) Sale made pursuant to Rule 506 promulgated under the Securities Act of 1933. Sales were made to 18 accredited investors in accordance with the requirements of the Rule.
(5) Sale made pursuant to Rule 506 promulgated under the Securities Act of 1933. Sales were made to 17 accredited investors in accordance with the requirements of the Rule.
(6)  Debentures are convertible into Common Stock at a price of $0.75 per share.
(7) Debenture is convertible into Common Stock at a price of $1.00 per share and is the subject of a dispute between the Company and Robert V. Matthews. See Part II, Item 2, "Legal Proceedings."
(8)  Debenture is convertible into Common Stock at a price of $1.50 per share.
(9) The shares were sold to a single purchaser in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.
(10) The consideration paid for the shares was meat processing equipment valued at fair market value based on the vendor's invoice in the amount of $132,480.
(11) Debentures are convertible into Common Stock at a price of $1.25 per share.
(12) The consideration paid for the shares was meat processing equipment valued at fair market value based on the vendor's invoice in the amount of $171,325.
(13) See, Part I, Item 1, "Business -- Smithfield Transaction." The sale was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         The Company engaged no underwriters in connection with any such sales, and no underwriting discounts or commissions were paid. All convertible debentures (other than the $0.3 million held by Mr. Matthews) listed in the foregoing table were converted to shares of common stock in accordance with their terms on various dates between November 22, 2000 and December 31, 2000. Each such conversion was exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933.

         The Company and Robert V. Matthews, are parties to an agreement dated November 22, 2000 under which Mr. Matthews was required to act as an independent debt financing broker and consultant for the Company. In the agreement, the Company agreed to issue certain shares to Mr. Matthews; however, the Company disputes his right to receive these shares. Mr. Matthews is a shareholder of the Company and was also the holder of a note payable in the face amount of $0.3 million. See Part II, Item 2, "Legal Proceedings." If the shares are required to be issued to Mr. Matthews, the transaction will be exempt from registration pursuant to Section 4 (2) of the Securities Act of 1933.

         250,000 Shares of Company Common Stock were issued to each of Messrs. Queen and Lundy in consideration for their guaranteeing the Company's bank debt (see Part I, Item 7, "Certain Relationships and Related Transactions"). These share transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         The following shares were also delivered for compensation and consulting services and for the payment of interest in lieu of cash:

                                           Type of              Number
                          Class of       Securities           of Shares
    Date                Recipients          Issued              Issued         Valuation 1           Purpose
    ----                ----------          ------              ------         -----------           -------

January, 2000         2 Key Employees   Common Stock 2          80,000            $0.16  Compensation for Services

June, 2000            1 Individual      Common Stock 2         205,000            $0.16  Compensation for Services
                      Consultant

October, 2000         4 Individual      Common Stock 2         200,000            $0.16  Compensation for Services
                      Consultants

October, 2000         1 Individual      Common Stock 2          50,000            $0.20  Compensation for Services
                      Consultant

October, 2000         1 Individual      Common Stock 2          25,000            $1.32  Compensation for Services
                      Consultant

September, 2000       1 Financial       Common Stock 3         100,000            $1.32  Compensation for Services
                      Organization

October, 2000         1 Financial       Common Stock 3          30,000            $1.32  Compensation for Services
                      Organization

June, 2000 and        10 Debenture      Common Stock 4         209,998       _________5  Interest on Debentures
March, 2001           Holders
                                                           ------------

Total                                                          899,998
                                                           ============

_________
1    Per Share
2 Exempt from registration under Rule 701 promulgated under the Securities Act of 1933.
3    Exempt from registration under Section 4(2) of the Securities Act of 1933.
4 Exempt from registration under Rule 506 promulgated under the Securities Act of 1933 and Section 3(a)(9) thereof.
5    Various prices up to $1.69 per share.

                                    PART F/S









       Unaudited Financial Statements for the Three and Six Month Periods

                          Ended June 30, 2001 and 2000

                              PINNACLE FOODS, INC.
                                  Balance Sheet
                                  June 30, 2001
                                   (Unaudited)

                                     ASSETS

Current Assets:
   Cash                                                               4,303,774
   Trade Receivables, less Allowance of $25,595                       2,693,716
   Inventory                                                            862,681
   Prepaid Expenses                                                      39,544
                                                                     -----------
         Total Current Assets                                         7,899,715

Fixes Assets:
   Property and Equipment                                             3,555,911
   Less Accumulated Depreciation                                       (622,871)
                                                                     -----------
         Total Fixed Assets                                           2,893,040

Other Assets:                                                            33,494

Total Assets:                                                        10,826,249
                                                                     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Current Installments on Capital Lease Obligations                    264,903
   Accounts Payable                                                   4,326,210
   Notes Payable                                                        300,000
   Accrued Expenses                                                     279,268
                                                                     -----------
         Total Current Liabilities                                    5,170,381

Capital Lease Obligations less Current Installments                     824,742

Stockholders' Equity:
   Common Stock                                                         266,134
   Additional Paid-in Capital                                        11,811,147
   Deficit                                                           (6,879,837)
   Deferred Compensation                                               (366,318)
                                                                     -----------
         Total Stockholders' Equity                                   4,831,126

Total Liabilities and Stockholders' Equity                           10,826,249
                                                                     ===========


See notes to condensed financial statements.

                              PINNACLE FOODS, INC.
                             Statement of Operations
                                   (Unaudited)

                                              For the Three Month               For the Six Month
                                             Period Ended June 30,            Period Ended June 30,
                                        -----------------------------     ------------------------------
                                            2001             2000             2001             2000
                                            ----             ----             ----             ----
Sales                                    10,950,870        1,359,258       18,968,494        2,116,367

Cost of Goods Sold                       11,149,793        1,473,500       18,657,839        2,390,856
                                        ---------------------------------------------------------------

Gross Profit (Loss)                        (198,923)        (114,242)         310,655         (274,489)

Depreciation & Amortization                 148,943           70,801          292,424          112,834
General & Administrative Expenses           595,298          306,084        1,297,996          457,618
                                        ---------------------------------------------------------------

Operating Expenses                          744,241          376,885        1,590,420          570,452
                                        ---------------------------------------------------------------

Loss from Operations                       (943,164)        (491,127)      (1,279,765)        (844,941)

Other Expenses
   Interest (Net)                            48,907          186,780          117,056          208,174
                                        ---------------------------------------------------------------


Net Loss                                   (992,071)        (677,907)      (1,396,821)      (1,053,115)
                                        ===============================================================

Loss Per Share
   Basic                                      (0.07)           (0.08)           (0.11)           (0.12)
   Diluted                                    (0.07)           (0.08)           (0.10)           (0.12)

Weighted Average Shares Outstanding
   Basic                                 13,575,076        8,667,692       12,676,285        8,461,167
   Diluted                               13,575,076        8,667,692       12,676,285        8,461,167

See notes to condensed financial statements.

                              PINNACLE FOODS, INC.
                             Statement of Cash Flows
                                   (Unaudited)

                                                                 Six Month Period Ended June 30,
                                                               ----------------------------------

                                                                    2001                2000
                                                                    ----                ----
Cash flows used for operating activities:
   Net Loss                                                     (1,396,821)         (1,053,115)
   Adjustments:
       Depreciation & Amortization                                 293,024             112,834
       Deferred Compensation                                        52,332                --
       Common Stock issued for:
           Interest                                                 23,818             166,000
           Consulting                                              128,000                --
           Compensation                                               --               125,600
       Changes in assets and liabilities
           Trade Receivables                                    (1,403,522)           (343,445)
           Other Receivables                                        95,410
           Inventory                                              (384,916)           (164,394)
           Prepaid Expenses                                         10,290                --
           Accounts Payable                                      1,438,335             622,322
           Accrued Expenses                                          2,963             120,226
                                                               ------------        ------------
Net cash used for operating activities                          (1,141,087)           (413,972)

Net cash used for investing activities:
   Purchase of property and equipment                             (343,561)           (668,872)
   Other Assets                                                      5,204                 259
                                                               ------------        ------------
Net cash used for investing activities                            (338,357)           (668,613)

Cash flows from financing activities:
   Proceeds from issuance of stock, net                          5,923,418             640,000
   Proceeds from issuance of debt                                     --               795,000
   Repayments on debt                                                 --              (110,645)
   Repayments on capital lease obligations                        (140,200)            (53,923)
                                                               ------------        ------------
Net cash provided by financing activities                        5,783,218           1,270,432
                                                               ------------        ------------

Net increase in cash                                             4,303,774             187,847

Cash, beginning of year                                               --                92,271
                                                               ------------        ------------

Cash, end of period                                            $ 4,303,774             280,118
                                                               ===========         ============

Supplemental disclosure of cash flow information:
   Interest paid during the period                             $    51,096         $    39,301
                                                               ===========         ============

   Purchase of equipment under capital lease agreements        $   181,775         $   344,507
   Debt converted into common stock                                100,000

See notes to condensed financial statements.

                              Pinnacle Foods, Inc.
                        Statement of Stockholders' Equity
                      Six Month Period ended June 30, 2001
                                   (Unaudited)

                                              Common Stock
                                              $.01 par value
                                            50,000,000 shares
                                               authorized
                                        -------------------------
                                                                    Additional
                                         Shares issued                paid-in                     Deferred
                                          or issuable    Amount       capital         Deficit   Compensation      Total
                                        -----------------------------------------------------------------------------------

Balance, January 1, 2001                  13,367,298   $ 133,673   $ 5,768,372    $(5,483,016)   (418,650)    $       379

Net loss                                                                           (1,396,821)                 (1,396,821)

Grant of compensatory options                                                                       52,332         52,332

Common stock issued or issuable for:
     Cash, net                            13,003,494     130,035     5,793,383                                  5,923,418
     Consulting                              160,000       1,600       126,400                                    128,000
     Interest                                 15,879         159        23,659                                     23,818
     Convertible Debt                         66,667         667        99,333                                    100,000
                                        -----------------------------------------------------------------------------------

Balance, June 30, 2001                    26,613,338   $ 266,134   $11,811,147    $(6,879,837)   (366,318)    $ 4,831,126
                                        ===================================================================================



See notes to condensed financial statements.

                              Pinnacle Foods, Inc.
                     Notes to Condensed Financial Statements
                                  June 30, 2001
                                   (Unaudited)


1.       Basis of presentation.

         The unaudited condensed financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such SEC rules and regulations; nevertheless, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements and the notes hereto should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-SB. In the opinion of the Company, all adjustments, including normal recurring adjustments necessary to present fairly the financial position of Pinnacle Foods, Inc. as of June 30, 2001 and the results of its operations and cash flows for the three and six month then ended, have been included. The results of operations of the interim period are not necessarily indicative of the results for the full year.

2.       Accounting policies.

         There have been no changes in accounting policies used by the Company during the quarter ended June 30, 2001.

3.       Summary of business.

         Pinnacle Foods, Inc. (the Company), incorporated on July 20, 1999 in the Commonwealth of Pennsylvania, prepares case-ready meat for distribution to food retailers in the Northeastern United States. It grants credit to its customers without requiring collateral.

4.       Inventory.

         The Company's inventories are valued at the lower of first-in, first-out cost or market. Inventories consist of the following:

              Beef, pork, veal, lamb                     319,455
              Packaging supplies                         277,611
              Finished Goods                             265,615
                                                     -------------
                                                         862,681


5.       Notes payable.

         During 2001, the Company repaid $100,000 of convertible bonds with its common stock. The conversation ratio for this borrowing $1 per share.

         At June 30, 2001, the Company had another note payable for $300,000. This note is unsecured and non-interest bearing. The note holder has the option of converting the loan into common stock at a conversion rate of $1 a share prior to August 1, 2001. If the conversion right has not been exercised by August 1, the note is automatically converted at $1 per share.

6.       Stock options.

         During 2001, the Company granted 375,000 stock options with exercise prices ranged from $1 to $1.25 per share. In addition, 25,000 shares were forfeited.

7.       Net income (loss) per share.

         Basic earnings per share (EPS) is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options. No adjustments to earning were made for purposes of per share calculations. There were no dilutive potential common shares in 2001 or 2000 because the assumed exercise of the options would be anti-dilutive.

8.       Stockholders' equity.

         In June 2001, the Company entered into an agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield purchased shares of the Company which resulted in Smithfield owning 50% of the issued shares for $6,000,000. In addition, Smithfield provided the Company with a $30,000,000 revolving loan. The loan will bear interest at 1% above prime and will be secured by all the Company's assets, and will mature in five years.

9.       Smithfield Transaction.

         In June of 2001, the Company entered into an agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield purchased shares of the Company which resulted in Smithfield's owning 50% of the issued and outstanding shares upon completion of the transaction for a purchase price of $6,000,000. In conjunction with the Smithfield transaction noted above, Smithfield provided the Company with a $30,000,000 revolving line of credit. The Company's outstanding balance under the line of credit bears interest at 1% above prime and is secured by all of the Company's assets. The loan will mature in five years. At June 30, 2001, the Company had no outstanding balance under the line of credit. For additional information, please see Part I, Item 1, "Business - Smithfield Transaction."

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         PINNACLE FOODS, INC.


Date:  December 12, 2001                 By:   /s/ Michael D. Queen
                                               -------------------------------
                                               Michael D. Queen